                                 EXHIBIT 21.1

                             LIST OF SUBSIDIARIES


As of September 30, 1997, subsidiaries of Casino Resource Corporation are as follows:

     CRC of Branson, Inc.
     Casino Building Corporation
     Country Tonite Enterprises, Inc.
     Country Tonite Theatre, LLC (60% Owned)
     CRC of Tunisie, S. A. (85% Owned)
     Casino Entertainment Corporation of America, Inc.